EXHIBIT 99.3

FORM OF LETTER TO SUBSCRIBERS FOR

COMMON STOCK AND INVESTMENT UNITS

TULLY’S COFFEE CORPORATION

SHARES OF COMMON STOCK AND INVESTMENT UNITS OFFERED

PURSUANT TO RIGHTS DISTRIBUTED TO SHAREHOLDERS

Dear Shareholder:

This letter is being distributed by Tully’s Coffee Corporation (the “Company”) to certain current and former shareholders from whom we received subscriptions pursuant to the exercise of Primary Rights and Under-Subscription Privileges in the rights offering that we commenced on January 11, 2005 (the “Rights Offering).

As described in the Prospectus dated [•] (the “Prospectus”), during the fourth fiscal quarter of our fiscal year ending April 3, 2005 (“Fiscal 2005”), we became aware that a number of retailers and restaurant operators had disclosed in their filings with the Securities and Exchange Commission (the “SEC”) that they were reassessing their accounting related to real estate leases and that some companies had restated their financial statements to reflect changes in their accounting for real estate leases. In light of these disclosures and restatements, we conducted a review of our lease accounting policies and practices and, as described more fully herein, have restated certain financial information relating to our real estate leases. The restated financial information is set forth in the accompanying Prospectus. In addition, on or about February 8, 2005, the date on which the Rights Offering was to have expired, we determined that the subscription agreements delivered to a small number of Rights Holders misstated the number of shares to which such Rights Holders were entitled to subscribe at $0.333 per share under their respective Primary Rights. As a result of these developments, we have elected to:

•	permit the current and former shareholders from whom we received subscriptions pursuant to the exercise of Primary Rights and Under-Subscription Privileges in the Rights Offering (who we refer to in the Prospectus and in this letter as the “subscribers”), such as yourself, to review our restated financial statement information and amend (reduce or revoke) their subscriptions if they choose to do so; and

•	permit the small number of Rights Holders with the previous misstated subscription agreements to exercise their Primary Rights to purchase Common Stock at $0.333 per share if they choose to do so (you are not one of these Rights Holders).

As described in the Prospectus, the Rights Offering was extended until [•] (the “Extended Expiration Date”) for the limited circumstances described above. Otherwise, the Rights Offering expired on February 8, 2005.

The Primary Rights and Under-Subscription Privileges to purchase Common Stock and Investment Units are exercisable pursuant to the Amended Subscription Agreement and upon the terms and conditions described in the Prospectus.

As described in the Prospectus, the number of shares of Common Stock and Investment Units that each Rights Holder is entitled to purchase is determined through a calculation that considers how many shares are subscribed for by the Rights Holder and by the other Rights Holders. The Company has evaluated the subscriptions submitted by the subscribers through February 8, 2005 and has made a preliminary determination with respect to each of these subscriptions. These preliminary determinations are subject to further review by the Company and may be revised by the Company for various reasons, when the final calculations are made for the eligible subscriptions of all subscribing shareholders after the Extended Expiration Date.

The Amended Subscription Agreement for each subscriber sets forth the Company’s preliminary determination of the qualified subscription for each respective subscriber. If you choose to complete the subscription that you previously submitted to us, as set forth on the enclosed Amended Subscription Agreement (and subject to possible adjustment by the Company in the final calculations as described above), you need take no further action.

If you choose to amend your subscription (to revoke it, to reduce the number of shares of Common Stock or the number of Investment Units for which you are subscribing, or to clarify how you wish to treat any unapplied subscription proceeds), you must complete the Amended Subscription Agreement and return it to us prior to 5:00 PM on 5:00 p.m., Pacific Time, on [•]. If we do not receive your Amended Subscription Agreement prior to that time, we will assume that you have chosen to complete the subscription that you previously submitted to us, subject to the final calculations as described above.

Enclosed are copies of the following documents:

1.	The Prospectus;

2.	The Amended Subscription Agreement (including instructions);

3.	A return envelope addressed to the Company’s Investor Relations Department.

Your prompt action is requested. The Rights Offering will expire at 5:00 p.m., Pacific Time, on [•], unless the Rights Offering is extended by the Company in its sole discretion (as it may be extended, the “Extended Expiration Date”).

The Company’s Investor Relations Department must receive the Amended Subscription Agreement at or before 5:00 p.m., Pacific Time, on the Extended Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED AMENDED SUBSCRIPTION AGREEMENT WILL RESULT IN YOUR NOT BEING ABLE TO AMEND YOUR SUBSCRIPTION. A subscriber cannot revoke the amendment to his or her subscription once the Company has received it.

Additional copies of the enclosed materials may be obtained from Tully’s Investor Relations Dept., Tully’s Coffee Corporation, 3100 Airport Way South, Seattle, WA 98134. Shareholders may call the Company’s Investor Relations Department at (206) 233-2070.

For a complete description of the Rights Offering and other important information, please refer to the Prospectus. If you require additional help, you may contact the Company’s Investor Relations Department at 206-233-2070, or email your request to the Company at rights-offering-help@tullys.com.

Very truly yours

TULLY’S COFFEE CORPORATION

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